Exhibit 99.76

Exhibit 99.76 - Refiled 2012 Annual Financial Statements

Cipher Pharmaceuticals Inc.

Financial Statements

For the Year Ended December 31, 2012

February 28, 2013

Independent Auditor’s Report

To the Shareholders of Cipher Pharmaceuticals Inc.

We have audited the accompanying financial statements of Cipher Pharmaceuticals Inc., which comprise the balance sheets as at December 31, 2012 and December 31, 2011 and the statements of operations and comprehensive income (loss), changes in equity and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Cipher Pharmaceuticals Inc. as at December 31, 2012 and December 31, 2011 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants, Licensed Public Accountants

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Cipher Pharmaceuticals Inc.

Balance Sheets

As at December 31, 2012 and December 31, 2011

(in thousands of Canadian dollars)

		December 31,	December 31,
	Note	2012	2011
		$	$
ASSETS

Current assets
Cash and cash equivalents		15,843	9,636
Accounts receivable		3,185	1,782
Prepaid expenses and other assets		212	272
		19,240	11,690

Property and equipment, net	5	25	25

Intangible assets, net	6	2,690	2,944
		21,955	14,659

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	7	2,808	1,912
Current portion of deferred revenue		2,392	917
		5,200	2,829

Deferred revenue		4,349	2,330
		9,549	5,159

SHAREHOLDERS’ EQUITY

Share capital	8	50,339	50,172
Contributed surplus		33,227	33,032
Deficit		(71,160)	(73,704)
		12,406	9,500

		21,955	14,659

The accompanying notes are an integral part of these financial statements

Cipher Pharmaceuticals Inc.

Statements of Operations and Comprehensive Income (Loss)

For the years ended December 31, 2012 and 2011

(in thousands of Canadian dollars, except per share data)

		December 31,	December 31,
	Note	2012	2011
		$	$
Revenues
Licensing revenue		8,458	3,569

Expenses
Research and development	9	1,517	2,205
Operating, general and administrative		3,527	3,186
Amortization of intangible assets		1,025	578
Interest income		(155)	(89)

	10	5,914	5,880

Income (loss) before income taxes		2,544	(2,311)

Provision for (recovery of) income taxes	12
Current		770	—
Deferred		(770)	—

Income (loss) and comprehensive income (loss) for the year		2,544	(2,311)

Basic and diluted earnings (loss) per share	13	0.10	(0.10)

The accompanying notes are an integral part of these financial statements

Cipher Pharmaceuticals Inc.

Statements of Changes in Equity

For the years ended December 31, 2012 and 2011

(in thousands of Canadian dollars)

				Total
	Share	Contributed		Shareholders’
	Capital	Surplus	Deficit	Equity
	$	$	$	$

Balance, January 1, 2012	50,172	33,032	(73,704)	9,500

Income and comprehensive income for the year	—	—	2,544	2,544

Exercise of stock options	8	(8)	—	—

Shares issued under the share purchase plan	159	—	—	159

Share-based compensation - stock option plan	—	203	—	203

Balance, December 31, 2012	50,339	33,227	(71,160)	12,406

Balance, January 1, 2011	49,977	32,890	(71,393)	11,474

Loss and comprehensive loss for the year	—	—	(2,311)	(2,311)

Exercise of stock options	90	(43)	—	47

Shares issued under the share purchase plan	105	—	—	105

Share-based compensation - stock option plan	—	185	—	185

Balance, December 31, 2011	50,172	33,032	(73,704)	9,500

The accompanying notes are an integral part of these financial statements

Cipher Pharmaceuticals Inc.

Statements of Cash Flows

For the years ended December 31, 2012 and 2011

(in thousands of Canadian dollars)

		December 31,	December 31,
	Note	2012	2011
		$	$
Cash provided by (used in)

Operating activities
Income (loss) for the year		2,544	(2,311)
Items not affecting cash:
Depreciation of property and equipment		20	37
Amortization of intangible assets	6	1,025	578
Share-based compensation - share purchase plan	8	24	16
Share-based compensation - stock option plan		203	185
		3,816	(1,495)

Changes in non-cash operating items:
Accounts receivable		(1,403)	26
Prepaid expenses and other assets		60	193
Accounts payable and accrued liabilities		896	(528)
Deferred revenue		3,494	988

Net cash generated from (used in) operating activities		6,863	(816)

Investing activities
Purchase of property and equipment		(20)	(12)
Acquisition of intangible rights	6	(771)	—

Net cash generated from (used in) investing activities		(791)	(12)

Financing activities
Proceeds from shares issued under the share purchase plan		135	89
Proceeds from exercise of stock options		—	47

Net cash generated from (used in) financing activities		135	136

Increase (Decrease) in cash		6,207	(692)
Cash, beginning of year		9,636	10,328

Cash, end of year		15,843	9,636

The accompanying notes are an integral part of these financial statements

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2012

(in thousands of Canadian dollars, except per share amounts)

1  NATURE OF OPERATIONS

Cipher Pharmaceuticals Inc. (“Cipher” or “the Company”) is a commercial stage drug development company focused on commercializing novel formulations of successful, currently marketed molecules using advanced drug delivery technologies. The Company’s strategy is to in-license products that incorporate proven drug delivery technologies and advance them through the clinical development and regulatory approval stages, after which the products are out-licensed to international partners. Cipher is incorporated under the Business Corporations Act of Ontario and is located at 5650 Tomken Boulevard, Mississauga, Ontario.

2  BASIS OF PREPARATION

The Company prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The policies applied in these financial statements are based on IFRS issued and outstanding as of December 31, 2012. The Board of Directors approved these financial statements on February 28, 2013.

3  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these financial statements are described below.

Basis of measurement

The financial statements have been prepared under the historical cost convention.

Translation of foreign currencies

The financial statements are presented in Canadian dollars, which is the Company’s functional currency. Revenues and expenses denominated in foreign currencies are translated into Canadian dollars using the exchange rate in effect at the transaction date. Monetary assets and liabilities are translated using the rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Related exchange gains and losses are included in the determination of income (loss) for the year.

Critical accounting estimates and Judgments

The Company makes estimates and assumptions concerning the future that will, by definition, seldom equal actual results. The following are the estimates and judgments applied by management that most significantly affect the Company’s financial statements. The estimates and judgments that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(i) Estimated useful lives and valuation of intangible assets - management estimates the useful lives of intangible assets based on the period during which the assets are expected to be available for use and also estimates the recoverability to assess if there has been an impairment. The amounts and timing of recorded expenses for amortization and impairments of intangible assets for any period are affected by these estimates. The estimates are reviewed at least annually and are updated if expectations change as a result of technical or commercial obsolescence, generic threats and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s intangible assets in the future.

(ii) Revenue recognition - management evaluates the multiple elements and units of accounting which are included within certain licensing and distribution agreements. The recognition of revenue on up-front licensing payments and pre-commercialization amounts are over the estimated period that the Company maintains contractual obligations. The estimated periods are reviewed at least annually and are updated if expectations change as a result of licensing partner interactions, product commercial obsolescence or other factors. It is possible that these factors may cause significant changes in the Company’s recognition of revenue in the future.

(iii) Income taxes - management uses estimates when determining current and deferred income taxes. These estimates are used to determine the recoverability of tax loss carry forwards, research and development expenditures and investment tax credits.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the (i) instruments were acquired:

(i) Financial assets and liabilities at fair value through profit or loss: A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short term. The Company does not have any instruments classified in this category. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of operations. Gains and losses arising from changes in fair value are presented in the statement of operations in the period in which they arise.

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31,2012

(in thousands of Canadian dollars, except per share amounts)

(ii) Available-for-sale investments; These investments are non-derivatives that are either designated in this category or not classified in any of the other categories. The Company does not have any instruments classified in this category. Available-for-sale investments are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Gains or losses arising from changes in fair value are recognized in other comprehensive income. When an available-for-sale investment is sold or impaired, the accumulated gains or losses are moved from accumulated other comprehensive income to the statement of operations and are included in other gains and losses.

(iii) Loans and receivables: These are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprise cash and cash equivalents and accounts receivable, and are included in current assets due to their short-term nature. Loans and receivables are initially recognized at the amount expected to be received, less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision (or impairment.

(iv) Financial liabilities at amortized cost: This category includes accounts payable and accrued liabilities. Accounts payable and accrued liabilities are initially recognized at the amount required to be paid, less, when material, a discount to reduce the payables to fair value. Subsequently, accounts payable are measured at amortized cost using the effective interest method. Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Cash and cash equivalents

Cash and cash equivalents includes deposits held at call with banks and other short-term, highly liquid investments which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value.

Accounts receivable

Accounts receivable consist of amounts due from licensing partners for royalties and product sales in the normal course of business and other amounts such as interest receivable and tax credits receivable.

Prepaid expenses and other assets

Prepaid expenses consist of amounts paid in advance for items that have future value to the Company, such as insurance policy payments, U.S. Food and Drug Administration fees, data base subscription fees and other items paid in advance. Other assets consist of lease and utility deposits.

Property and equipment

Property and equipment are recorded at historical cost less accumulated depreciation and accumulated impairment losses. The useful lives of property and equipment are reviewed at least once per year. Depreciation is computed using the straight-line method, using the following estimated useful lives of the assets or lease terms:

Computer equipment	3 years
Furniture and fixtures	5 years
Leasehold improvements	over the term of the lease

Intangible assets

Intangible assets include product rights, that consist of marketing and other rights relating to products, and licensing rights and these are recorded at cost less accumulated amortization and accumulated impairment losses. Intangible assets have a finite life and are amortized using the straight-line method over their estimated period of useful life. Amortization commences on the earlier of the date of regulatory (generally, U.S. Food and Drug Administration) approval for marketing the related product or upon substantive revenue being generated from the product under a commercial licensing agreement. The estimated period of useful life has been determined to be 3.5 years from the date of regulatory approval for marketing the related product. Should amortization commence as a result of generating revenue, the amortization period would include the time prior to regulatory approval. The useful lives of the intangible assets are reviewed at least once per year.

Impairment of non-financial assets

Non-financial assets, which include property and equipment and intangible assets, are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a non-financial asset exceeds the sum of the estimated present value of the expected future cash flows from the non-financial asset, The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Accounts payable and accrued liabilities

Accounts payable are obligations to pay for goods and services that have been incurred in the ordinary course of business from suppliers and are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Deferred revenue

Deferred revenue consists of amounts received from licence partners in advance of revenue recognition. Amounts expected to be recognized within one year or less are classified as current liabilities with the balance being classified as non-current liabilities.

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2012

(in thousands of Canadian dollars, except per share amounts)

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

Revenue recognition

The Company recognizes revenue from licensing and distribution agreements, which may include multiple elements. The individual elements of each agreement are divided into separate units of accounting if certain criteria are met. The applicable revenue recognition approach is then applied to each unit. Otherwise, the applicable revenue recognition criteria are applied to combined elements as a single unit of accounting.

Licensing revenues - for up-front licensing payments and pre-commercialization milestones, revenue is deferred and recognized on a straight-line basis over the estimated term that the Company provides services and when the costs of fulfilling the Company’s contractual obligations can be measured reliably. Post-commercialization milestone payments are recognized as revenue when the underlying condition is met, the milestone is not a condition of future deliverables and collectability is reasonably assured. Otherwise, these milestone payments are recognized as revenue over the remaining term of the underlying agreement or the estimated service term which the Company maintains contractual obligations. Royalty revenue is recognized in the period in which the Company earns the royalty. The gross margin on sales of finished products to license partners is recognized when the product is shipped, at which time ownership is transferred. Amounts received in advance of recognition as revenue are included in deferred revenue.

Research and development

The Company conducts research and development programs and incurs costs related to these activities, including employee compensation, materials, professional services and services provided by contract research organizations. Research and development costs, net of related tax credits and contractual reimbursements from development partners, are expensed in the periods in which they are incurred.

Income taxes

Income tax comprises current and deferred tax. Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered. Tax on income for interim periods is accrued using the tax rate that would be applicable to expected total annual earnings.

Investment tax credits

The Company is entitled to provincial investment tax credits, which are earned as a percentage of eligible research and development expenditures incurred in each taxation year. Investment tax credits are accounted for as a reduction of the related expenditure items of a current nature and a reduction of the related asset cost for items of a long-term nature, provided that the Company has reasonable assurance that the tax credits will be realized.

Share-based compensation - stock option plan

The fair value of options granted to employees and directors is estimated on the date of the grants using the Black-Scholes option pricing model. Stock options vest over four years (25% per year), expire after ten years and can only be settled for shares. Each tranche in an award is considered as a separate award with its own vesting period and grant date fair value. Share-based compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest, by increasing contributed surplus. The number of awards expected to vest is reviewed annually, with any impact being recognized immediately. Share-based compensation expense is included in operating, general and administrative expense in the statements of operations and contributed surplus in the balance sheets. The consideration received on the exercise of stock options is credited to share capital at the time of exercise.

Earnings per share

Basic earnings per share (“EPS”) is calculated using the treasury stock method, by dividing the net income (loss) for the period by the weighted number of common shares outstanding during the period. Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments.

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2012

(in thousands of Canadian dollars, except per share amounts)

4  RISK MANAGEMENT

Financial risk management

In the normal course of business, the Company is exposed to a number of financial risks that can affect its operating performance. These risks are: credit risk, liquidity risk and market risk. The Company’s overall risk management program and prudent business practices seek to minimize any potential adverse affects on the Company’s financial performance.

(i) Credit risk

Cash - the Company’s cash and cash equivalents balance is on deposit with a Canadian chartered bank that has a DBRS rating of “AA” for deposits and senior debt.

Accounts receivable - the Company licenses its products to distribution partners in major markets. The credit risk associated with the accounts receivable pursuant to these agreements is evaluated during initial negotiations and on an ongoing basis. The accounts receivable balance at December 31, 2012 is concentrated between two distribution partners. Both have been partners of the Company for over four years with no defaults in the past. As of December 31, 2012, no accounts receivable were impaired or past due. The Company’s three largest customers comprise 54%, 31% and 14% of licensing revenue (respectively 63%, 15% and 20% in 2011).

(ii) Liquidity risk

The Company has no long term debt. Accounts payable and accrued liabilities are settled in the regular course of business, based on negotiated terms with trade suppliers. All components of the balance of $2,808 as at December 31, 2012 are expected to be settled in less than one year. The carrying value of the balances approximate their fair value as the impact of discounting is not significant. Management forecasts cash flows in order to monitor liquidity requirements and ensure that the Company has sufficient cash to meet operational needs.

(iii) Market risk

Currency risk - the majority of the Company’s revenue and a portion of its expenses are denominated in US currency. The accounts receivable balance at December 31, 2012 includes a total of US$3,040 and accounts payable and accrued liabilities includes a total of US$1,445. A10% change in the US/CDN exchange rate on December 31, 2012 balance would have had a $160 impact on net income.

Capital risk management

Shareholders’ equity is managed as the capital of the Company. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to minimize the cost of capital. In order to maintain or adjust the capital structure, the Company may issue new common shares from time to time.

5  PROPERTY AND EQUIPMENT

	December 31, 2012		December 31, 2011
		Accumulated		Accumulated
	Cost	Depreciation	Cost	Depreciation
Computer equipment	$109	$84	$132	$115
Furniture and fixtures	129	129	129	127
Leasehold improvements	67	67	67	61
	305	$280	328	$303
Accumulated depreciation	(280)		(303)
	$25		$25

6  INTANGIBLE ASSETS

The Company has entered into agreements with Galephar Pharmaceutical Research Inc. (“Galephar”) for the rights to package, test, obtain regulatory approvals and market certain products in various countries. In accordance with the terms of the agreements, the Company has acquired certain product rights. During the second quarter of 2012, the Company received final approval from the FDA for its novel formulation of CIP-ISOTRETINOIN for the treatment of severe nodular acne. Achieving FDA approval for this product resulted in the receipt of a contractual milestone in the amount of US$9 million from the Company’s U.S. distribution partner, of which approximately 50% was shared with Galephar. Achieving FDA approval also resulted in the payment of the final contractual milestone to Galephar for this product, in the amount of $671 (US$650). The recoverability of these product rights is dependant upon sufficient revenues being generated from the related products. The Company is currently amortizing the product rights related to CIP-ISOTRETINOIN and CIP-TRAMADOL ER. In accordance with these agreements, after certain prescribed thresholds are achieved, the Company pays Galephar a 50% share of all amounts received, after deducting product-related expenses under licensing and distribution agreements.

During 2012, the Company paid an upfront fee of $100 to acquire the exclusive license and distribution rights in Canada to market the Betesil Patch. As at December 31, 2012, certain milestones remained outstanding, including Health Canada approval and accrordingly, amortization of these licensing rights has not yet begun.

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2012

(in thousands of Canadian dollars, except per share amounts)

	Product Rights	Licensing Rights	Total
As at January 1, 2011
Cost	$6,365	$—	$6,365
Accumulated amortization	(2,843)	—	(2,843)
Net book value	$3,522	$—	$3,522
For the year ended December 31, 2011
Opening net book value	$3,522	$—	$3,522
Additions	—	—	—
Amortization	(578)	—	(578)
Net book value	$2,944	$—	$2,944
As at December 31, 2011
Cost	$6,365	$—	$6,365
Accumulated amortization	(3,421)	—	(3,421)
Net book value	$2,944	$—	$2,944
For the year ended December 31, 2012
Opening net book value	$2,944	$—	$2,944
Additions	671	100	771
Amortization	(1,025)	—	(1,025)
Net book value	$2,590	$100	$2,690
As at December 31, 2012
Cost	$7,036	$100	$7,136
Accumulated amortization	(4,446)	—	(4,446)
Net book value	$2,590	$100	$2,690

The Company has considered indicators of impairment as of December 31, 2011 and December 31, 2012 and no indicators were identified.

7  ACCOUNTS PAYABLE AND ACCRUED LIABLITIES

	As at	As at
	Dec 31, 2012	Dec 31, 2011
Trade accounts payable	$1,965	$1,234
Accrued liabilities	843	678
	$2,808	$1,912

8  SHARE CAPITAL

Authorized share capital

The authorized share capital consists of an unlimited number of preference shares, issuable in series, and an unlimited number of voting common shares.

Issued share capital

The following is a summary of the changes in share capital from January 1, 2011 to December 31, 2012:

	Number of
	common shares	Amount
	(in thousands)	$
Balance outstanding - January 1, 2011	24,080	49,977
Options exercised in 2011	104	90
Shares issued in 2011 under the share purchase plan	132	105
Balance outstanding - December 31, 2011	24,316	50,172
Options exercised in 2012	5	8
Shares issued in 2012 under the share purchase plan	114	159
Balance outstanding - December 31, 2012	24,435	50,339

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2012

(in thousands of Canadian dollars, except per share amounts)

Share purchase plan - in 2011 the Company implemented an Employee and Director Share Purchase Plan (“ESPP”) to allow employees and directors to share in the growth of the Company through share ownership. Through the ESPP, employees and directors may contribute amounts from payroll to purchase shares of the Company at a 15% discount from the prevailing trading price. Plan members must hold their shares for a period of at least six months before they can be sold. The shares issued under the ESPP are new shares issued from treasury and the maximum number of shares that can be issued under the ESPP is one million. During 2012, 113,599 shares were issued under the ESPP (131,417 in 2011). Included in share-based compensation expense is $24 ($16 in 2011) which is the discount on the shares issued under the ESPP during the year.

Stock option plan

The following is a summary of the changes in the stock options outstanding from January 1, 2011 to December 31, 2012:

	Number of	Weighted average
	options	exercise price
	(in thousands)	$
Balance outstanding - January 1, 2011	1,777	2.17
Granted in 2011	196	1.16
Exercised in 2011	(104)	0.45
Cancelled in 2011	(104)	0.74
Expired in 2011	(10)	1.49
Balance outstanding - December 31, 2011	1,755	2.24
Granted in 2012	200	1.18
Exercised in 2012	(11)	0.87
Cancelled in 2012	(8)	1.18
Expired in 2012	(150)	1.48
Balance outstanding - December 31, 2012	1,786	2.20

At December 31, 2012, 1,299,966 options were fully vested and exercisable (1,247,420 at December 31, 2011).

During 2012, the Company issued 200,000 stock options under the employee and director stock option plan, with exercise prices of $0.89 and $1.20, 25% of which vest on either January 10 or February 24 of each year, commencing in 2013, and expire in 2022 Total compensation cost for these stock options is estimated to be $202, which will be recognized on a graded basis over the vesting period of the stock options.

The stock options issued during 2012 were valued using the Black-Scholes option pricing model, at $0.76 and $1.03 per option, with the following assumptions. Expected volatility is based on the Company’s historical volatility, while estimated forfeitures are not considered significant.

Risk-free interest rate	1.97%, 2.01%
Expected life	10 years
Expected volatility	89.2%
Expected dividend	Nil

During 2012, 10,356 stock options were exercised in exchange for 5,355 common shares. The Company’s stock option plan provides that an option holder may elect to receive an amount of shares equivalent to the growth value of vested options, which is the difference between the market price and the exercise price of the options.

The following is a summary of the outstanding options as at December 31, 2012:

	Exercise price	Number of options (in thousands)
Expiry date	$	Vested	Unvested	Total
September 17, 2014	2.35	125	—	125
March 23, 2016	4.12	185	—	185
June 28, 2016	4.00	180	—	180
September 13, 2016	2.90	69	—	69
March 9, 2017	3.90	220	—	220
February 28, 2018	1.05	206	—	206
December 3, 2018	0.50	40	—	40
February 20, 2019	0.61	121	49	170
November 6, 2019	0.55	15	5	20
February 19, 2020	1.60	92	91	183
March 11, 2021	1.16	47	141	188
January 10, 2022	0.89	—	12	12
February 24, 2022	1.20	—	188	188
		1,300	486	1,786

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2012

(In thousands of Canadian dollars, except per share amounts)

9  RESEARCH AND DEVELOPMENT

A total of $1,596 of research and development costs were incurred in 2012 ($4,022 in 2011). The research and development expense reflected in the Statement of Operations is presented net of refundable provincial tax credits of $13 ($100 in 2011) for qualifying research and development expenditures and reimbursed R&D expenditures of $66 ($1,717 in 2011). Under the terms of the CIP-1SOTRETINOIN distribution and supply agreement, certain research and development costs incurred for clinical studies required by the FDA to secure approval for the product are reimbursed to the Company and as a result, these reimbursed costs are not reflected in reported research and development expense.

10 EXPENSES BY NATURE

	Year Ended	Year Ended
	Dec 31, 2012	Dec 31, 2011

Employees salaries and other short term benefits	$2,424	$2,009
Directors fees	276	291
Share-based compensation	227	201
Depreciation of property and equipment	20	37
Amortization of intangible assets	1,025	578
Professional fees	775	921
Contract research	71	1,162
Regulatory fees	155	(146)
Facility rent	76	79
Other expenses, net of interest income	865	748
	$5,914	$5,880

11 COMPENSATION OF KEY MANAGEMENT

Key management includes directors and executives of the Company. The compensation paid or payable to key management for services is shown below:

	Year Ended	Year Ended
	Dec 31, 2012	Dec 31, 2011

Salaries and short-term employee benefits, including bonuses	$1,278	$1,189
Directors fees	276	291
Share-based compensation	204	180
	$1,758	$1,660

12 INCOME TAXES

The provision for income taxes differs from the amount computed by applying the statutory income tax rate to the loss for the year. The sources and tax effects of the differences are as follows:

	Year Ended	Year Ended
	Dec 31, 2012	Dec 31, 2011
Statutory income tax rate of 26.5% applied to income (loss) for the year (2011 - 28.25%)	$674	$(653)
Permanent differences	96	115
Change in enacted income tax rates and other items	(1,176)	(98)
Change in deferred tax assets not recognized	406	636
Provision for income taxes	$—	$—

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2012

(in thousands of Canadian dollars, except per share amounts)

The significant components of unrecognized deferred tax assets are summarized as follows:

	As at	As at
	Dec 31, 2012	Dec 31, 2011
Non-capital losses	$12,031	$12,296
SR&ED expenditure pool	4,671	4,378
Benefit of investment tax credits	2,749	2,788
Excess of tax value of intangible assets over book value	1,977	2,503
Provincial tax credits	326	326
Capital losses	281	233
Excess of tax value of property and equipment over book value	26	25
Deferred revenue	1,508	614
	$23,569	$23,163

Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company did not recognize deferred tax assets of $23,569 (2011 - $23,163) that can be carried forward against future taxable income.

The Company has non-capital loss carry forwards of $45,400 as at December 31, 2012 that expire in varying amounts from 2014 to 2031.

The Company has Scientific Research and Experimental Development (“SR&ED”) expenditures of $17,600 which can be carried forward indefinitely to reduce future years’ taxable income.

The Company has approximately $3,700 of investment tax credits on SR&ED expenditures that are available to be applied against federal taxes otherwise payable in future years and expire in varying amounts from 2022 to 2031.

13 EARNINGS (LOSS) PER SHARE

Earnings (loss) per share is calculated using the weighted average number of shares outstanding. The weighted average number of shares outstanding for the year ended December 31, 2012 was 24,382,556 (for the year ended December 31, 2011 - 24,175,720).

Diluted earnings per share is calculated using the weighted average number of shares outstanding taking into consideration the weighted average impact of dilutive securities, such as stock options. The dilutive weighted average for the year ended December 31, 2012 was 24,674,334. As the Company had a loss for the year ended December 31, 2011, basic and diluted loss per share are the same because the exercise of all stock options would have an anti-dilutive effect.

14 COMMITMENTS

The Company has entered into an operating lease for its office facilities with the following minimum annual payments:

2013: $73

2014: $73

2015: $30

15 SEGMENTED INFORMATION

The Company’s operations are categorized into one industry segment, being specialty pharmaceuticals. All of the Company’s assets, including capital and intangible assets, are in Canada, while virtually all licensing revenue is derived from the United States.